EXHIBIT 99.1

Yamana Gold Announces Preliminary Fourth Quarter and Full Year 2021 Operating Results, Exceeding Annual Production Guidance With Strong Cash Flow Generation and Standout Performances at Its Core Operations

TORONTO, Jan. 13, 2022 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or “the Company”) herein announces fourth quarter and full year 2021 preliminary operating results. Production during the fourth quarter totaled 281,388 gold equivalent ounces (“GEO”)(1), significantly exceeding the previously provided quarterly guidance of 270,000 GEO(1) with full year production of 1.01 million GEO(1) exceeding annual guidance of 1.00 million GEO(1). Fourth quarter all-in sustaining costs (“AISC”)(2) are expected to be approximately $970 per GEO(1), lower than previously provided cost guidance for the quarter and approximately 8% below AISC(2) reported for the prior three quarters. Strong cash flows increased cash balances by more than $65 million to a total year-end cash balance in excess of $305 million. In addition to the strong operating results and cash flow generation during the quarter, important and material strategic initiatives were advanced, including the previously announced permitting for the Phase 2 expansion at Jacobina, the announcement of the Company’s greenhouse gas abatement (“GHG”) target aligned with a 1.5º C temperature scenario and the continuing advancement of development and exploration activities across the portfolio.

FOURTH QUARTER AND FULL YEAR 2021 RESULTS HIGHLIGHTS

  Fourth quarter production of 281,388 GEO(1), comprised of 240,718 ounces of gold and 3.14 million ounces of silver. In total, production during the quarter from the Company’s five operating mines achieved an all-time record with Canadian Malartic, Jacobina, Cerro Moro and El Peñón posting standout quarters. As expected and previously guided, the sequential quarter-over-quarter increase in production resulted in the fourth quarter being the strongest production, lowest cost quarter of the year. Within the quarter, the planned sequential month-over-month increase in production resulted in December being a standout month.
  Full year production of 1.01 million GEO(1), comprised of 884,793 ounces of gold, exceeded guidance of 1.00 million GEO(1) and 862,000 ounces of gold.
  Fourth quarter costs are expected to be the lowest of the year with AISC(2) approximately $970 per GEO(1), lower than cost guidance previously provided for the quarter and approximately 8% below AISC(2) reported for the prior three quarters. Full year AISC(2) is expected to be approximately $1,030 per GEO(1), including inflation impacts of approximately $20 per GEO(1), which were not included in original guidance, as previously disclosed.
  The Company generated strong cash flows during the quarter, which strengthened its cash balance and financial flexibility. Cash and cash equivalents increased by more than $65 million to a total year-end cash balance in excess of $305 million from $240 million at the end of the third quarter, exclusive of over $215 million in cash available in MARA for utilization by the project.
  Exploration in 2021 focused on replacing mining depletion at the operations and on further defining new discoveries at Canadian Malartic, Jacobina, El Peñón and on the Wasamac development project. Preliminary results are encouraging and suggest a replacement of mineral reserves and mineral resources at the wholly owned operations, with year-end 2021 mineral reserves and mineral resources expected to be reported on February 17, 2022. Notable results from the year include: positive drill results extending known mineralized zones at Cerro Moro; new veins intercepted at depth south of El Peñón; and the discovery of an eastern extension of the developing East Gouldie zone within the Odyssey underground project at Canadian Malartic. Exploration also began at Wasamac with significant results previously reported during the year that will be the basis for a 2022 resource expansion program.
	Fourth Quarter 2021 Preliminary Production	Full Year 2021 Preliminary Production	2021 Full Year Guidance
GEO(1) Production (oz.)	281,388	1,011,180	1,000,000
Gold Production (oz.)	240,718	884,793	862,000
Silver Production (oz.)	3,142,781	9,169,289	10,000,000

Operational Highlights

  Jacobina achieved record quarterly production of 48,228 ounces of gold and record, full year production of 186,206 ounces, exceeding guidance of 175,000 ounces. The record production results were driven by tonnes mined, which also reached all-time highs, providing additional flexibility through the development of stockpiles supporting the higher throughput expected from the ongoing phased expansion. Production in 2021 increased for the eighth consecutive year, a trend that is expected to continue in the coming years, as a result of the phased expansion strategy and the exploration programs aimed at generating significant value from the remarkable geological upside of the property.
  El Peñón produced 67,901 GEO(1) comprised of 55,282 ounces of gold and 976,996 ounces of silver during the quarter with a particularly strong month of December delivering 25,642 GEO(1). As planned, operations entered higher-grade zones at the La Paloma and Pampa Campamento mining sectors, which contributed to the higher production results in the quarter. For the full year, production of 226,330 GEO(1) exceeded guidance of 222,000 GEO(1).
  Canadian Malartic produced 88,933 ounces of gold (50% basis) during the fourth quarter with December production of 38,000 ounces of gold. Canadian Malartic benefitted from higher grades and recoveries from ore in the Malartic pit as the operation continues to transition to the Barnat pit. Full year production of 357,392 ounces of gold (50% basis) exceeded guidance of 350,000 ounces.
  Minera Florida produced 18,247 ounces of gold during the quarter and 84,768 ounces of gold for the year, in line with the previously provided guidance range.
  Cerro Moro had its strongest quarter of the year, producing 58,078 GEO(1) comprised of 30,028 ounces of gold and 2,165,785 ounces of silver. Production continued to benefit from access to additional mining faces, which supported the increase in mill feed coming from higher-grade underground ore and stable throughput. The month of December was particularly strong with production of 22,833 GEO(1). For the full year, Cerro Moro produced 156,484 GEO(1).
Mine-by-Mine	Fourth Quarter 2021 Preliminary Production	Full Year 2021 Preliminary Production
Gold (oz.)
El Peñón	55,282	176,439
Canadian Malartic (50%)	88,933	357,392
Jacobina	48,228	186,206
Cerro Moro	30,028	79,988
Minera Florida	18,247	84,768
Total Yamana	240,718	884,793
Silver (oz.)
El Peñón	976,996	3,587,092
Cerro Moro	2,165,785	5,582,197
Total Yamana	3,142,781	9,169,289
GEO(1) Production (oz.)(1)	281,388	1,011,180

Building on Financial Strength and Balance Sheet Resiliency

The Company ended the year with cash and equivalents in excess of $305 million, an increase of more than $65 million from the end of the third quarter, exclusive of over $215 million in cash available in MARA for utilization by the project. The increase in cash and cash equivalents reflects strong operational performance and cash flow generation during the period.

With its strong financial position, significant and growing cash balances and increasing cash flows, the Company remains fully funded to deliver growth from its pipeline of low-capital organic growth projects while continuing to provide strengthening returns to shareholders through its increasing dividends and share repurchases.

CORPORATE HIGHLIGHTS

In response to recent enquiries received and to provide additional information related to further corporate matters, the Company is providing an update on a number of supplementary items as follows.

Health, Safety and Sustainable Development

GHG Abatement Target Consistent with a 1.5ºC Science-Based Temperature Scenario

During the fourth quarter, the Company completed foundational work on its Climate Action Strategy and established GHG abatement pathways for Scope 1 and 2 emissions. As a result, Yamana raised its climate action ambition from a 2ºC-aligned target in early 2021 to a 1.5ºC target, compared to pre-industrial levels. The annual rate of emissions reduction required to meet the 1.5ºC target in 2030 is estimated to be between 4% to 5% and is expected to require only a modest, incremental amount of investment. The Company is on track to produce approximately 85% of its GEO(1) using renewable energy by the end of 2022. Yamana will continue to assess opportunities to further improve GHG abatement efforts, including adoption of evolving technologies for its new mines.

Donation Campaign Initiated in Brazil due to Heavy Rains

With heavy rainfall and flooding affecting certain parts of the Bahia State of Brazil, the Company initiated a community support campaign making various donations to municipalities that have been most impacted. The Company’s Jacobina mine has not been impacted by the weather conditions.

Update on Industry Cost Pressures

While the Company is completing its budgeting process, preliminary indications suggest that cost pressures should not be significant with most cost increases relating to consumables appearing to be transitory. At the Company’s wholly-owned operations, the impact of inflation on costs is expected to be partially offset by the related devaluation of local currencies, resulting in an expected net impact in the range of 3% for said operations. In the case of Canadian Malartic, costs are expected to increase over last year as reflected in the previously disclosed longer term mine plan, mostly due to lower production and greater contribution from surface stockpiles. Further optimizations as part of the budgeting process this year, including a more controlled contribution from stockpiles, has resulted in improved cash flows in the near term. At this time, the Company is not experiencing any inflationary pressure on capital costs, and the Company believes that its assumptions relating to forecast capital costs remain valid and applicable.

Update on COVID-19

Since early 2020, one of Yamana’s most important initiatives has been its response to the global COVID-19 pandemic. Through the Company’s active responses to COVID-19, it has demonstrated its commitment to environmental, social and governance ("ESG") excellence in action and resilience.

While the rising case counts due to the Omicron variant have, in general, increased absenteeism across many different industries and have required worker quarantines, Yamana has not been impacted to date and does not expect to be materially impacted, in part due to its successful implementation of prevention, monitoring, testing, quarantine and contact tracing protocols, as well as its high level of employee and contractor vaccination rates at its operations. Overall, the number of infected persons is not significant at sites and the Company continues to monitor the recoveries of those infected.

The Company remains committed to supporting local health services in vaccination efforts and is working to promote vaccination of all workers and people in host communities, where possible. The Company continues to work with local governments and healthcare services to build capacity to manage vaccination logistics.

Update on Exploration

Exploration in 2021 focused on replacing mining depletion at the operations and on further defining new discoveries at Canadian Malartic, Jacobina, El Peñón and on the Wasamac development project. Preliminary results are encouraging and suggest a replacement of mineral reserves and mineral resources at the wholly owned operations, with year-end 2021 mineral resources and mineral reserves expected to be reported on February 17, 2022. Notable results from the year include: positive drill results extending known mineralized zones at Cerro Moro; new veins intercepted at depth south of El Peñón that indicate the extension of historically high-grade ore bodies; and the discovery of an eastern extension of the developing East Gouldie zone within the Odyssey underground project at Canadian Malartic. Exploration also began at Wasamac with significant results previously reported during the year that will be the basis for a 2022 mineral resource expansion program.

The exploration success at Cerro Moro is of particular note. Given the extended mineralized zones at Cerro Moro, which are open at depth, along with the mine’s exploration budget, the Company expects to establish a trend of year-on-year mineral reserve and mineral resource growth. Cerro Moro also has the potential to build a mineral inventory of heap leachable material, which would not only increase overall mineral resources, but also potentially increase production. As Cerro Moro’s mineral inventory increases, the Company will evaluate its options for alternative sources of power, which include a connection to the grid and wind power. In both cases, the effect will be to improve costs and further reduce GHG emissions, thereby accelerating the achievement of the Company’s above-mentioned carbon emissions reductions goal. This area of southern Argentina is one of the most prospective areas in the world for wind-based energy generation; the Company’s third-party process to evaluate wind power indicates there should be a sufficient and sustainable supply of power.

Strategic Outlook and Objectives

The Company expects to release its three-year production and 2022 cost guidance on February 17, 2022, along with its full year 2021 operating results, financial results and as noted, year-end 2021 mineral reserves and mineral resources. Beyond its three-year guidance, the Company maintains its longer-term 10-year outlook first announced on January 25, 2021. The Company initially provided and continues to maintain its 10-year outlook, in addition to its three-year guidance, to transparently demonstrate the sustainability, longevity and growth of the business based on what is currently in its portfolio without reliance on exploration successes or business acquisitions.

With its 2021 year-end mineral reserves and mineral resources, the Company expects to demonstrate the robustness of its operations to maintain a production base of at least 1 million GEO(1). In addition to this sustainable platform, the Company has significant growth attributable to the advancement of Wasamac, the ongoing optimization of the Jacobina phased expansion and the advancing Odyssey project at Canadian Malartic. Several other projects and optimizations across its portfolio also present the opportunity for further growth and significant value creation.

Yamana maintains its attractive positioning with its current portfolio of assets able to not only maintain its current production platform for the next decade, but also to demonstrate meaningful growth, capitalizing on its organic growth pipeline and strong geological upside across sites.

Strategic Initiatives

On November 2, 2020, Yamana announced the acquisition of its Wasamac project and subsequently on June 14, 2021, it increased its footprint around the project acquiring the Francoeur, Arntfield and Lac Fortune gold properties. These strategic acquisitions recognize the importance of developing additional core assets, located in Canada, with the potential to provide significant upside and attractive returns.

The Company has a number of compelling development and exploration stage projects in its pipeline with the potential to drive significant long-term production upside towards the end of the current decade and beyond, including its MARA project. After a strategic review in 2020, the Company concluded that MARA represents an excellent development and growth project, given its scale, unique attributes and strong financial returns. The Company intends to continue to advance MARA through the development and permitting processes via the Company's 56.25% controlling interest while considering strategic alternatives that could unlock significant value along the way. During the last year, several proposals were presented to the Company for its interest in MARA, and after consideration, the board determined that any strategic initiatives will be considered closer to the completion of the feasibility study and application for permitting later this year as the certainty of the project from these events is expected to create more value for the project.

Although the Company has an established portfolio of early-to-later-stage organic growth projects, the Company also considers it prudent to consider opportunities to extend its regional presence in quality jurisdictions that offer geological and operational synergies and similarities to its current portfolio of assets. The Company as part of its corporate strategy, evaluates a wide range of different prospects and opportunities, which align with its objectives for capital allocation and financial results, along with its jurisdiction profile, geological upside and operational expertise. These opportunities are evaluated by looking beyond accretion and dilution metrics, instead ensuring that minimum return levels are met and exceed the cost of capital. Furthermore, preference will be given to geological and operational characteristics where the Company has demonstrated expertise and excellent opportunities for value enhancement.

The Wasamac project represents an excellent example of this type of opportunity that delivers on all objectives, and which has already begun to add additional value to the Company. The Company will also look to broader opportunities as long as they meet these objectives of recognizing the inherent value and upside within the Company, while delivering significant value to its shareholders. The Company is not presently pursuing any business acquisitions, combinations or opportunities preferring instead to focus on its organic opportunities for the delivery of growth and value creation.

Update on Collective Labour Agreements

During 2020, the Company engaged in scheduled collective bargaining negotiations with unions at several of its operations, successfully completing and reaching agreements at El Peñón, Cerro Moro and MARA. At Minera Florida, the Company began to engage in good faith, scheduled negotiations with the site unions at the end of 2021. However, as part of the normal course of business when negotiating labour agreements, a labour action was commenced. The Company continues to bargain in good faith, with respect to its employees and other stakeholders and expects to reach an agreement imminently. The Company does not expect any negative impact to overall production and costs as its other mines will more than compensate for any potential shortfalls as a result of the labour action.

Upcoming Catalysts

The Company continues to progress strategic developments, construction and advanced stage projects across its portfolio. Upcoming catalysts highlighting these advances and other upcoming news includes:

  Fourth quarter and full year 2021 financial and operational results, expected February 17, 2022;
  Updated three-year guidance, expected February 17, 2022;
  Updated year-end 2021 mineral reserves and mineral resources, expected February 17, 2022;
  Update on Cerro Moro heap leach results from metallurgical lab testing, expected in the first quarter of 2022;
  Completion of the Wasamac Environmental Impact Assessment, expected in the second quarter of 2022;
  MARA full feasibility study results and completion of the Environmental and Social Impact Assessment, expected in 2022;
  Production from Odyssey South to begin, expected in 2023;
  Jacobina to reach the Phase 2 target production rate of 230,000 ounces, expected in 2023;
  Jacobina Phase 3 feasibility study scheduled for completion, expected in 2023;

New York Stock Exchange 15-Year Listing Anniversary

On January 12, 2022, Yamana commemorated its 15-year anniversary of being listing on the New York Stock Exchange. The Company congratulates all parties involved in its 15 successful years of being listed at said exchange.

Qualified Persons
Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7931 765 223 / +44 203 727 1000

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888

END NOTES

(1)	GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 72.00 for guidance periods. GEO calculations for actuals are based on an average market gold to silver price ratio for the relevant period.
(2)	A cautionary note regarding non-GAAP performance measures and their respective reconciliations, as well as additional line items or subtotals in financial statements is included in Section 11: Non-GAAP Performance Measures and Additional Subtotals in Financial Statements in the Company's MD&A for the three and nine months ended September 30, 2021 and in the 'Non-GAAP Performance Measures' of the associated press release dated October 28, 2021.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, including plans at its exploration projects, health, safety and sustainable development plans; the Company’s ongoing local community efforts in connection with COVID-19; and the Company’s activities concerning collective labour agreements and expected fourth quarter and full year production and guidance. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected fourth quarter and full year operating results and production and may not be appropriate for other purposes.